Exhibit 99.8

Volaris Reports an 18.2% Increase in Passengers for April 2014

Mexico City, Mexico May 7, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the US, today reported its preliminary traffic results for April 2014.

The total number of booked passengers in April 2014 reached 790 thousand, an 18.2% increase compared to the same period in 2013. Volaris’ demand, measured in Revenue Passenger Miles (RPMs) increased 17.5% year over year in April 2014. Volaris registered a load factor of 79.2% and 80.3% in April 2014 and four months ended April 2014, respectively.

The following table summarizes Volaris’ traffic results for the month.

	April 2014	April 2013	Variance		Four Months Ended April 2014	Four Months Ended April 2013	Variance
RPMs (Millions)
Domestic	586	504	16.2%		2,225	1,981	12.4%
International	207	171	21.2%		782	695	12.5%

Total	794	675	17.5%		3,007	2,676	12.4%
ASMs (Millions)
Domestic	749	642	16.5%		2,793	2,499	11.8%
International	254	195	30.0%		952	813	17.0%

Total	1,002	837	19.7%		3,745	3,312	13.1%
Load Factor
Domestic	78.3%	78.5%	(0.2	)pp	79.7%	79.3%	0.4	pp
International	81.7%	87.6%	(5.9	)pp	82.2%	85.5%	(3.3	)pp

Total	79.2%	80.6%	(1.5	)pp	80.3%	80.8%	(0.5	)pp
Passengers (Thousands)
Domestic	649	554	17.3%		2,417	2,163	11.7%
International	141	115	22.8%		535	466	14.7%

Total	790	668	18.2%		2,952	2,629	12.3%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Jimena Llano / jimena.llano@volaris.com / +52 1 55 4577 0857

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with “point to point” service, serving Mexico and the US. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 100 and its fleet from four to 46 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 34 cities in Mexico and 13 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the US. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com